NEVSUN RESOURCES LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of the Shareholders of Nevsun Resources Ltd. (the “Company”) will be held at 9:00 a.m. (local time) on Tuesday, May 14, 2013 at Suite 1000 – 840 Howe Street, Vancouver, British Columbia, for the following purposes:

1.	To receive the report of the Directors to the Shareholders;

2.	To receive the audited consolidated financial statements of the Company for the fiscal period ended December 31, 2012 with the report of the Auditors therein;

3.	To set the number of Directors at five;

4.	To elect five Directors, and to fix their terms of office;

5.	To appoint Auditors and to authorize the Directors to fix their remuneration;

6.	To confirm and approve the Advance Notice Policy; and

7.	To transact any other business as may properly come before the Meeting or any adjournments thereof.

Accompanying this Notice of Meeting are the Company’s Management Information Circular and form of Proxy. The accompanying Information Circular provides information relating to the matters to be addressed at the Meeting and is deemed to form part of this Notice.

All registered shareholders are entitled to attend and vote at the Meeting in person or by proxy. Shareholders who are unable to attend the Meeting, or any adjournment thereof, in person are requested to read the notes accompanying the Proxy and complete and return the Proxy to the Company’s transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 by mail, telephone voting (1-866-732-8683), internet voting (www.investorvote.com) or fax (1-866-249-7775) not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting. A Shareholder entitled to vote at the Meeting is entitled to appoint a proxy holder to attend and vote in his/her stead.

Non-registered Shareholders who receive this notice and information circular from their broker or other intermediary should complete and return the Proxy or voting instruction form provided to them in accordance with the instructions provided with it.  Failure to do so may result in their shares not being eligible to be voted at the meeting.

Dated at Vancouver, British Columbia this 21st day of March, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

“Cliff T. Davis”

President, Chief Executive Officer, and Director

NEVSUN  RESOURCES  LTD.
760 – 669 Howe Street,  Vancouver,  British Columbia  Canada  V6C 0B4
Tel: 604-623-4700    Toll Free: 1-888-600-2200    Fax: 604-623-4701   www.nevsun.com